Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the Second Quarter of Fiscal Year 2016

Fifth consecutive quarter with net profit

RISHON LEZION, Israel, August 29, 2016 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the second quarter of fiscal year 2016.

Net profit for the second quarter of 2016 amounted to $126,000, as compared to $29,000 in the comparable quarter last year. Net profit for the first six months of 2016 amounted to $346,000, as compared to a net profit of $5,000 in the first six months of year 2015 and to a net profit of $334,000 in the entire year 2015.

Yuval Viner, BOS' CEO, stated: "We are pleased to present a fifth consecutive quarter with net profit. We are satisfied with the progress we have made with the integration of the acquisition of iDnext and Next-Line at the beginning of the year. This acquisition improved our capabilities to provide a wide array of operational solutions to our RFID and Mobile division customers."

Avidan Zelicovsky, BOS' President, stated: "We are satisfied with the growth of 21% in revenues in the first half of year 2016, as compared to the first half of year 2015. We plan our long term growth to be based on a possible acquisition of a complementary business and on expansion of our product and solution offerings. We continue to invest efforts in increasing our Supply Chain division’s business in the Far East. Our revenues in the Far East in the first half of year 2016 increased by 100%, to $3 million, as compared to $1.5 million in the comparable period last year."

Eyal Cohen, BOS' CFO, stated: "Our financial position continued to improve from quarter to quarter. As of June 30, 2016, our bank debt, net of cash, amounted to $1.8 million and shareholders' equity was $8 million. Our last twelve months EBITDA amounted to $1.3 million."

BOS will host a conference call on Tuesday, August 30, 2016 at 10 a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers: US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S Dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues	$14,375	$11,928	$6,308	$6,101
Cost of revenues	11,508	9,568	4,992	4,928
Gross profit	2,867	2,360	1,316	1,173

Operating costs and expenses:
Sales and marketing	1,546	1,370	755	692
General and administrative	809	763	351	354
Total operating costs and expenses	2,355	2,133	1,106	1,046

Operating Income	512	227	210	127
Financial expenses, net	(166)	(222)	(84)	(98)
Net income	$346	$5	$126	$29

Basic and diluted net income per share	$0.14	$0.00	$0.05	$0.02

Weighted average number of shares used in computing basic net income per share	2,446	1,852	2,512	1,887
Weighted average number of shares used in computing diluted net income per share	2,452	1,852	2,518	1,887

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,538	$1,419
Restricted bank deposits	185	195
Trade receivables	6,975	7,071
Other accounts receivable and prepaid expenses	849	725
Inventories	2,111	2,503

Total current assets	11,658	11,913

LONG-TERM ASSETS	62	303

PROPERTY, PLANT AND EQUIPMENT, NET	531	480

OTHER INTANGIBLE ASSETS, NET	224	7

GOODWILL	4,676	4,122

Total assets	$17,151	$16,825

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	400	400
Trade payables	3,805	4,671
Employees and payroll accruals	616	480
Deferred revenues	796	796
Accrued expenses and other liabilities	235	320

Total current liabilities	5,852	6,667

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,938	3,458
Liability related to acquisition of business	196	-
Accrued severance pay	169	155
Deferred gain	28	40

Total long-term liabilities	3,331	3,653

SHAREHOLDERS' EQUITY	7,968	6,505

Total liabilities and shareholders' equity	$17,151	$16,825

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Net Income as reported	$346	$5	$126	$29
Adjustments:
Amortization of intangible assets	53	32	23	16
Stock based compensation	68	79	34	38
Acquisition expenses	30	-	-	-
Total Adjustments	151	111	57	54
Net Income on a Non-GAAP basis	$497	$116	$183	$83

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015

Operating income	$512	$227	$210	$127
Add:
Amortization of intangible assets	53	32	23	16
Stock based compensation	68	79	34	38
Depreciation	93	70	46	35
EBITDA	$726	$408	$313	$216

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2016				Three months ended June 30, 2016

Revenues	$6,034	$8,368	$(27)	$14,375	$2,584	$3,750	$(26)	$6,308

Gross profit	$1,499	$1,368	$-	$2,867	$687	$629	$-	$1,316

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2015				Three months ended June 30, 2015

Revenues	$4,262	$7,671	$(5)	$11,928	$2,032	$4,069	$-	$6,101

Gross profit	$1,126	$1,234	$-	$2,360	$538	$635	$-	$1,173

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